HUGH SCOTT, P.C.
                            Accountants and Auditors




March 30, 2003



Life Sciences Research, Inc.
Mettlers Road
East Millstone, NJ  08875

Dear Sirs:

Hugh Scott, P.C. has submitted a registration application to the Public Company Accounting Oversight Board (PCAOB). Upon approval of such application by PCAOB, Hugh Scott, P.C. will issue its audit opinion to the Board of Directors and Stockholders of Life Sciences Research, Inc. (the "Company"). Hugh Scott, P.C. has a reasonable expectation of receiving such approval within fifteen calendar days after the date hereof.

This letter is provided to you pursuant to Rule 12b-25(c) under the Securities Exchange Act of 1934, as amended, in connection with the Company's filing with the Securities and Exchange Commission of Form 12b-25. Hugh Scott, P.C. hereby consents to the filing of this letter as an exhibit to such Form 12b-25.

Sincerely,


/s/ Hugh Scott, P.C.

HUGH SCOTT, P.C.